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FOR IMMEDIATE RELEASE
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                            TEFRON LTD. COMPLETES
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                        ACQUISITION OF ALBA WALDENSIAN
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BNEI-BRAK, Israel -- December 15, 1999 -- Tefron Ltd. (NYSE: TFR), a leading producer of seamless intimate apparel, today announced the successful completion of its acquisition of Alba-Waldensian, Inc., a manufacturer of seamless intimate apparel and healthcare products. Tefron effected the acquisition on December 15, 1999 by merging its wholly-owned subsidiary AWS Acquisition Corp. with and into Alba, with Alba continuing as a wholly-owned subsidiary of Tefron. The merger followed the tender by AWS Acquisition Corp. for all outstanding shares of Alba at $18.50 per share.

Pursuant to the tender offer, AWS Acquisition Corp. purchased shares representing 96.6% of all Alba common stock outstanding. In the merger, each outstanding Alba common share not previously purchased in the offer was converted into the right to receive the same $18.50 per share cash price paid in the Offer. Tefron announced the terms of the offer and the merger on November 12, 1999.

The total amount of funds required to consummate the cash offer and the merger at $18.50 per share and to retire certain indebtedness of Alba (including fees and expenses related thereto) is approximately $85 million. The consideration will be satisfied out of Tefron's existing cash reserves and new credit facilities.

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, DIM, Cacharel, Schiesser, the Benetton Group, and B.H.S., as well as two other well known American designer labels. The Company's product line includes knitted briefs, tank tops, loungewear, nightwear, bras, T-shirts and bodysuits, primarily for women.


                                     * * *
                                  TEFRON LTD.

               Head Office: 28 CHIDA St. Bnei-Brak 51371 ISRAEL
                     TEL. 972-3-5978701 FAX. 972-3-5798715
         PLANT: IND. Center Teradyon P.O. Box 1365 Misgav 20179 ISRAEL
                   TEL. 972-4-9900000 FAX. 972-4-9990051/3/5

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This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


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Contact:
Mr. Sigi Rabinowicz, CEO
Tefron Limited
Telephone: 972-3-579-8701
Fax:       972-3-579-8715

Ms. Jennifer Leavitt
Taylor Rafferty Associates
Telephone: 212-889-4350
Fax:       212-683-2614
Email:     tra@taylor-rafferty.com






                                     * * *
                                  TEFRON LTD.

               Head Office: 28 CHIDA St. Bnei-Brak 51371 ISRAEL
                     TEL. 972-3-5978701 FAX. 972-3-5798715
         PLANT: IND. Center Teradyon P.O. Box 1365 Misgav 20179 ISRAEL
                   TEL. 972-4-9900000 FAX. 972-4-9990051/3/5